Exhibit 2.6

[AKERNA LETTERHEAD]

RE:	Voting and Support Agreement

Ladies and Gentlemen,

Reference is made to (i) that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among Akerna Corp., a Delaware corporation (“KERN”), Akerna Merger Co., a Delaware corporation and a wholly owned subsidiary of KERN (“Merger Sub”) and Gryphon Digital Mining, Inc., a Delaware corporation (“Gryphon”), and (ii) that certain Exchange Agreement, dated as of the date hereof (the “Exchange Agreement”), by and among KERN and High Trail Investments ON LLC (the “Holder”). Capitalized terms not defined herein shall have the meaning as set forth in the Exchange Agreement.

Pursuant to the Merger Agreement and on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Gryphon (the “Merger”), with Gryphon continuing as the surviving corporation and a wholly owned subsidiary of KERN. Following the consummation of the Merger, the equityholders of Gryphon will own approximately 92.5% of the fully diluted capital stock of KERN.

In connection with the entry by Gryphon and KERN into the Merger Agreement, Gryphon, KERN and the Holder entered into the Exchange Agreement, pursuant to which, among other matters and on the terms and subject to the conditions set forth therein, the Holder and the Company have agreed to exchange the Exchange Note Amount for the New Preferred Shares (each as defined therein) (collectively, the “Subject Securities”).

The Holder acknowledges and agrees that it will realize certain benefits in connection with the consummation of the Merger and the other Transactions, and desires to enter into this letter agreement (this “Agreement”) to provide its support for completion of the Acquiror Stockholder Approval Matters on the terms and conditions set forth herein. The Holder also acknowledges that Gryphon and KERN would not enter into the Merger Agreement but for the execution and delivery of this Agreement by the Holder. Accordingly, this Agreement sets out the terms and conditions of the agreement of the Holder to abide by the covenants in respect of the Subject Securities and the other restrictions and covenants set forth herein.

In consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows.

1.	Definitions in Merger Agreement

All terms used in this Agreement that are not defined elsewhere in this Agreement and that are defined in the Merger Agreement shall have the respective meanings ascribed to them in the Merger Agreement.

2.	Appendices

The following Appendices attached hereto constitute an integral part of this Agreement:

Appendix A	-	Exchange Agreement
Appendix B	-	Merger Agreement

3.	Holder Support

In connection with the Acquiror Stockholder Approval Matters (and any other transactions contemplated in connection with the Merger Agreement), the Holder hereby covenants, undertakes and agrees from time to time, until such time as this Agreement is terminated in accordance with paragraph 8, to cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) all of the New Preferred Shares: (i) at any meeting of any of the securityholders of KERN at which the Holder or any registered or beneficial owner of the New Preferred Shares are entitled to vote to obtain the Acquiror Stockholder Approval; or (ii) in any action by written consent of the securityholders of KERN, in favor of the Acquiror Stockholder Approval Matters.

4.	Restrictions with Respect to Subject Securities

The Holder hereby covenants and agrees that, from the date hereof until the earlier of (i) the Effective Time and (ii) the termination of this Agreement in accordance with paragraph 8, except as permitted by this Agreement, the Holder will:

(a)	not, directly or indirectly, option, sell, assign, transfer, pledge, encumber, grant a participation or security interest in or power of attorney over, hypothecate or otherwise convey or dispose of any Subject Securities, or any right or interest therein (legal or equitable), to any Person or group or Persons acting jointly or in concert or enter into any agreement, option or other arrangement to do any of the foregoing (each of the foregoing, a “Transfer”), other than to a corporation, partnership, limited liability company or other entity controlled solely by the Holder; provided, that a Transfer referred to in this sentence shall only be permitted if, as a precondition to such Transfer, the transferee agrees in writing, in form and substance reasonably acceptable to KERN, to be bound by all of the terms of this Agreement with respect to the Subject Securities; and provided further, that such entity shall remain solely controlled by the Holder until the earlier of: (i) the Effective Time; and (ii) the termination of this Agreement in accordance with paragraph 8. Any purported transfer of any Subject Securities or interest therein in violation of this paragraph 4(a) shall be null and void;

(b)	not, directly or indirectly, grant or agree to grant any proxy or other right to vote any (i) New Preferred Shares, (ii) any other shares of KERN common stock or preferred stock (“KERN Shares”) owned legally or beneficially by the Holder or any of its Affiliates as of the date of this Agreement, or over which the Holder or any of its Affiliates exercises direct or indirect control or discretion, or (iii) any KERN Shares with respect to which the Holder or any of its Affiliates acquires legal or beneficial ownership, or direct or indirect control or discretion, on or after the date of this Agreement (collectively, the “KERN Voting Securities”), except for any proxies granted to vote in favor of the Acquiror Stockholder Approval Matters in accordance with paragraph 5, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of the stockholders of KERN or give consents or approval of any kind as to any KERN Voting Securities;

(c)	not vote or cause to be voted any KERN Voting Securities in favor of, and vote or cause to be voted all KERN Voting Securities against, any Acquisition Proposal or any other proposed action, transaction or agreement by or involving KERN or any of its Affiliates or the Holder or any other Person that could reasonably be expected to prevent, hinder or delay the successful completion of the Merger or any of the other Transactions;

(d)	other than set forth herein, take all such steps as are necessary or advisable to ensure that at all relevant times its KERN Voting Securities will not be subject to any stockholders’ agreements, voting trust or similar agreements or any option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming a stockholders’ agreement, voting trust or other agreement affecting or restricting its ability to exercise all voting rights attaching to such KERN Voting Securities; and

(e)	not withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify, support for the Acquiror Stockholder Approval Matters.

5.	Voting of KERN Voting Securities

The Holder hereby agrees with KERN that it will, on or before any meeting of any of the securityholders of KERN in respect of any Acquiror Stockholder Approval Matter, duly complete forms of proxy in respect of all of its KERN Voting Securities, and any other required documents in connection therewith, and cause same to be validly delivered in support of (and indicating that all KERN Voting Securities are voted in favor of approving) the Acquiror Stockholder Approval Matters and will not withdraw the forms of proxy except as expressly otherwise provided in this Agreement.

6.	Representations and Warranties of the Holder

The Holder hereby represents and warrants to and covenants with KERN as follows, and acknowledges that KERN is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)	Incorporation; Authorization. The Holder has all necessary power, authority, capacity and right to enter into this Agreement and to carry out each of its obligations under this Agreement. This Agreement has been duly executed and delivered by the Holder and, assuming due authorization, execution and delivery by KERN, constitutes a legal, valid and binding agreement enforceable by KERN against the Holder in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

(b)	Ownership of Subject Securities. The Holder is the direct beneficial owner of the Exchange Note Amount and, following consummation of the Initial Exchange in accordance with the terms and subject to the conditions set forth in the Exchange Agreement, will be the direct beneficial owner of the New Preferred Shares. Subject to any Transfer permitted pursuant to paragraph 4(a), the Holder will be continuously up until the Effective Time, the direct beneficial owner of the Exchange Note Amount (prior to the consummation of the Initial Exchange) and the New Preferred Shares (following consummation of the Initial Exchange), in each case with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever. The Holder is not a party to, bound or affected by or subject to, any charter or by-law, contract, agreement provision, statute, regulation, judgment, order, decree or law which would be violated, contravened, breached by, or under which any default would occur as a result of, the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement.

(c)	No Agreements. No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of the Exchange Note Amount, or any interest therein or right thereto, except pursuant to this Agreement.

(d)	Consents. No consent, waiver, approval, authorization, exemption, registration, licence or declaration of or by, or filing with, or notification to any Governmental Entity which has not been made or obtained is required to be made or obtained by the Holder in connection with (i) the execution and delivery by the Holder and enforcement against the Holder of this Agreement, or (ii) the consummation of any transactions by the Holder provided for herein.

(e)	No Conflicts. None of the execution and delivery by the Holder of this Agreement or the compliance by the Holder with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any organizational documents of the Holder; (ii) any contract to which the Holder is a party or by which the Holder is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any applicable Law.

(f)	Legal Proceedings. There are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of the Holder, threatened against the Holder or any of its Affiliates, or the Exchange Note Amount or other property of the Holder or any of its Affiliates, and there is no judgment, decree or order against the Holder or its Affiliates, or the Exchange Note Amount or other property of the Holder or any of its Affiliates, that would adversely affect in any manner the ability of the Holder to enter into this Agreement or adversely affect the Holder’s ability to perform its obligations hereunder or the title of the Holder to the Exchange Note Amount.

(g)	No Commitment. The Exchange Note Amount is not the subject of any commitment, undertaking or agreement, the terms of which would affect in any way the ability of the Holder to perform the Holder’s obligations as set out in this Agreement.

7.	Representations and Warranties of KERN

KERN hereby represents and warrants to the Holder as follows, and acknowledges that the Holder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)	Incorporation; Authorization. KERN is a corporation duly incorporated and validly existing under the laws of Delaware and it has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by KERN and constitutes a legal, valid and binding agreement enforceable by the Holder against KERN in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

(b)	No Conflicts. None of the execution and delivery by KERN of this Agreement or the compliance by KERN with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any organizational documents of KERN; (ii) any contract to which KERN is a party or by which KERN is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any applicable Law, except in each case as would not reasonably be expected, either individually or in the aggregate, to materially impair the ability of KERN to perform its obligations hereunder or that would reasonably be expected to prevent or materially delay the completion of the Merger or any of the other Transactions.

(c)	Legal Proceedings. There are no legal proceedings in progress or pending against or, to the knowledge of KERN, threatened against KERN or any of its Affiliates that would adversely affect in any manner the ability of KERN to enter into this Agreement and to perform its obligations hereunder or that would reasonably be expected to prevent or materially delay the completion of the Merger or any of the other Transactions.

8.	Termination

This Agreement shall terminate: (a) by a written instrument executed by each of the parties; (b) in the event that the Merger Agreement is validly terminated in accordance with its terms; (c) upon written notice by any party delivered to the other party at any time on or after September 30, 2023 or (d) at the Effective Time.

9.	Effect of Termination

If this Agreement is terminated in accordance with paragraph 8, the provisions of this Agreement will become void in relation to the Holder and KERN and no such party shall have liability to such other party in respect of whom this Agreement has been terminated, except in respect of a willful, intentional or material breach of the representations, warranties, obligations, terms or conditions of this Agreement which occurred prior to such termination in which case the non-breaching party to this Agreement shall be entitled to pursue any and all remedies at law or equity which may be available to it.

10.	Assignment

Subject to prior written notice to the Holder, KERN may assign all or part of its rights under this Agreement to an Affiliate of KERN. Other then as expressly contemplated by paragraph 4(a), this Agreement shall not be otherwise assignable by the Holder without the prior written consent of KERN, which consent may not be unreasonably withheld.

11.	Time

Time shall be of the essence of this Agreement.

12.	Governing Law

This Agreement will be governed by, and interpreted and enforced in accordance with, the laws of the State of Delaware and the federal laws of the United States applicable therein. Each party hereto irrevocably submits to the non-exclusive jurisdiction of the courts of the State of Delaware with respect to any matter arising hereunder or related hereto. The parties to this Agreement hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the State of Delaware and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum. This paragraph 14 shall survive the termination of this Agreement.

13.	Amendments

This Agreement may be amended, modified or supplemented only by a written agreement signed by all of the parties hereto.

14.	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

15.	Notices

(a)	Method of Delivery. Any notice, demand or other communication (in this paragraph, a “notice”) required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given or made if:

(i)	sent by electronic means of sending messages (in this paragraph, “Electronic Transmission”), by either facsimile transmission (if specified below) or e-mail, during normal business hours on a Business Day, but notice by Electronic Transmission shall only be sufficient if the notice includes or is accompanied by the sender’s name and facsimile number or e-mail address as applicable, the date and time of transmission, and if sent by facsimile transmission the name and telephone number of a Person to contact in the event of facsimile transmission problems or if sent by e-mail acknowledgement that the transmission is transmitted to the sender by the recipient or the recipient’s electronic system; or

(ii)	delivered in person in a sealed package entitled Personal and Confidential addressed to the recipient during normal business hours on a Business Day and left with a receptionist or other responsible employee of the recipient, who is required to provide written acknowledgement of receipt, at the applicable address set forth below;

a.	in the case of a notice to the Holder, to the address indicated on the signature page hereto; and

b.	in the case of a notice to KERN, addressed to it at:

Akerna Corp.

1550 Larimer Street, #246
Attention: Chief Exectuive Officer

Email: jlb@akerna.com

with a copy (that shall not constitute notice) to:

Dorsey & Whitney LLP
1400 Wewatta Street, Suite 400
Denver, CO 80202
Attention: Jason Brenkert
Telephone: (303) 352-1133
E-mail: brenkert.jason@dorsey.com

(b)	Deemed Delivery. Each notice sent in accordance with this paragraph shall be deemed to have been received:

(i)	in the case of personal delivery, if delivered before 5:00 p.m., on the day it was delivered; otherwise, on the first Business Day thereafter; or

(ii)	in the case of Electronic Transmission, on the same day that it was sent if sent on a Business Day and the electronic acknowledgement of delivery is received by the sender before 5:00 p.m. (recipient’s time) on such day, and otherwise on the first Business Day thereafter.

Any party hereto may change its address for notice by written notice delivered to the other parties hereto.

16.	Specific Performance and other Equitable Rights

It is recognized and acknowledged that a breach by any party of any material obligations contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any such breach, any aggrieved party shall be entitled to the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the Holder will waive, in any action for specific performance, interlocutory, preliminary and permanent injunctive relief and/or any other equitable relief, the defence of adequacy of a remedy at law and any requirement for the securing or posting of any bond in connection with the obtaining of any such relief.

17.	Expenses

Except as otherwise provided in the Exchange Agreement, each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other related costs and expenses whatsoever and howsoever incurred.

18.	Counterparts

This Agreement may be executed in any number of counterparts. Each executed counterpart will be deemed to be an original. All executed counterparts taken together will constitute one agreement.

To evidence the fact that a party hereto has executed this Agreement, such party may send a copy of its executed counterpart to the other parties hereto by Electronic Transmission and if sent by email, in Portable Document File (PDF) format. That party will be deemed to have executed this Agreement on the date it sent such Electronic Transmission.

19.	No Amendment, Modification or Waiver of Exchange Agreement. Nothing set forth in this Agreement shall amend, modify or waive any term or condition of the Exchange Agreement and in the event of any dispute between this Agreement the Exchange Agreement, the terms and conditions of the Exchange Agreement shall govern and supersede such conflicting terms and conditions herein.

20.	Independent Legal Advice

The Holder acknowledges that:

(a)	the Holder has read this Agreement in its entirety, understands this Agreement and agrees to be bound by its terms and conditions;

(b)	the Holder has been advised to seek independent legal advice with respect to the Holder executing and delivering this Agreement and has received such advice or has, without undue influence, elected to waive the benefit of any such advice; and

(c)	the Holder is entering into this Agreement voluntarily.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.

SIGNATURE PAGES FOLLOW.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

HOLDER:

By:
Name:
Title:

Address:

Wire Instructions:

Signature Page to Voting and Support Agreement

AKERNA CORP.

By:
Name:
Title:

Signature Page to Voting and Support Agreement